Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2014 and the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2015, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, July 29, 2015. Unless noted otherwise, all amounts shown are in thousands of dollars, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing and amount of estimated future production and grades and associated cash operating costs per ounce; estimates of mineral reserves and mineral resources, including grades; the timing for transforming and the ability to transform Wassa and Prestea into lower cost producers; production, cash operating cost and capital expenditure guidance for the Company's operations at Wassa and Bogoso in 2015; timing for completing mining at Chujah; the results of the Wassa feasibility study for combined operations and the Prestea underground preliminary economic assessment, including the post-tax internal rate of return, net present value (including assumed discount rates) and payback period; timing for first production from each of Wassa Underground Mine and Prestea Underground Mine; the life of mine at each of Wassa, Wassa Underground Mine and Prestea Underground Mine; pre-production capital costs, cash operating costs and all-in sustaining costs for each of Wassa Underground Mine and Prestea Underground Mine, and future work to be completed at each of Wassa Underground Mine and Prestea Underground Mine; timing of receipt of outstanding environmental permits and funding at Prestea Underground Mine; plans to suspend the refractory mining operation and place the Bogoso refractory plant on care and maintenance, and the timing thereof; the timing of mining operations at Prestea South; the sources of funds and sufficiency thereof to fund operations and capital expenditures; employee severance to be incurred and expensed in 2015; the timing and amount of payments from the Streaming Agreement (as referred to herein); working capital, debt repayments and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks;

future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including, pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2014. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performances and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performances, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2014 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on Preliminary Economic Assessment for the Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana” effective date December 18, 2014.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
OPERATING SUMMARY		2015	2014	2015	2014
Wassa gold sold	oz	24,829	29,446	48,023	64,284
Bogoso gold sold	oz	30,303	32,275	70,354	63,249
Total gold sold	oz	55,132	61,721	118,377	127,533
Average realized gold price	$/oz	1,193	1,289	1,202	1,290

Cash operating cost per ounce - Wassa[1]	$/oz	918	967	1,015	960
Cash operating cost per ounce - Bogoso[1]	$/oz	1,273	1,415	1,133	1,451
Cash operating cost per ounce[1]	$/oz	1,113	1,201	1,085	1,204
All-in sustaining cost per ounce[1]	$/oz	1,302	1,349	1,268	1,370

FINANCIAL SUMMARY
Gold revenues	$'000	65,796	79,567	142,315	164,571
Cost of sales excluding depreciation and amortization	$'000	78,738	78,432	150,941	162,728
Depreciation and amortization	$'000	13,175	5,182	24,760	11,798
Mine operating loss	$'000	(26,117)	(4,047)	(33,386)	(9,955)
General and administrative expense	$'000	4,829	4,120	8,461	9,826
Loss/(gain) on fair value of 5% Convertible Debentures	$'000	1,266	(2,392)	5,002	7,782
Impairment charges	$'000	34,396	—	34,396	—
Income tax expense	$'000	—	—	—	85

Net loss attributable to Golden Star shareholders	$'000	(61,503)	(5,153)	(74,630)	(27,517)
Adjusted net loss attributable to Golden Star shareholders[2]	$'000	(15,979)	(7,545)	(37,709)	(19,735)
Net loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.24)	(0.02)	(0.29)	(0.11)
Adjusted net loss per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.06)	(0.03)	(0.15)	(0.08)
Cash (used in)/provided by operations	$'000	(2,664)	951	2,174	(996)
Cash used in operations before working capital changes[3]	$'000	(8,670)	(3,802)	(10,091)	(9,968)
Cash (used in)/provided by operations per share - basic and diluted	$/share	(0.01)	0.01	0.01	(0.01)
Cash used in operations before working capital changes per share - basic and diluted[3]	$/share	(0.03)	(0.01)	(0.04)	(0.04)

Capital expenditures	$'000	12,754	6,272	25,536	18,484
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders to net loss attributable to Golden Star shareholders and net loss per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided used in operations before working capital changes and cash used in operations before working capital changes per share.

•
Consolidated cash operating cost per ounce was $1,113 in the second quarter of 2015, 7% lower than $1,201 in the same period in 2014. Bogoso's cash operating cost per ounce was $1,273 in the second quarter of 2015 compared to $1,415 in the same period in 2014.Wassa's cash operating cost per ounce was $918 in the second quarter of 2015 compared to $967 in the same period in 2014. The decrease in cash operating cost per ounce at Bogoso was a result of lower strip ratio and lower mining costs as the mine realized the benefits of the betterment stripping in the Chujah pit that was completed in May 2014. The lower cash operating cost per ounce at Wassa was due to a decline in mining cost per tonne. For the six months ended June 30, 2015, consolidated cash operating cost per ounce was $1,085 compared to $1,204 in the same period in 2014.

•
Gold sales of 55,132 ounces in the second quarter of 2015 were 11% lower than the 61,721 ounces sold in the same period in 2014. Bogoso gold sales decreased by 6% in the second quarter of 2015 compared to the same period in 2014 mainly as a result of lower plant throughput, lower ore grade processed and lower recovery at the refractory operation as it is nearing suspension. The lower throughput at Bogoso during the second quarter of 2015 was a result of inconsistent power supply and mechanical failures in the soon-to-be suspended refractory plant. Wassa gold sales decreased by 16% due mainly to the lower plant throughput and lower grades processed as a result of the completion of mining of the Father Brown pit in May 2014. For the six months ended June 30, 2015, gold sales of 118,377 ounces were 7% lower than the 127,533 ounces sold in the same period in 2014, due mainly to the lower throughput at both operations.

•
Gold revenues totaled $65.8 million in the second quarter of 2015, compared to $79.6 million in the same period in 2014. For the six months ended June 30, 2015, gold revenue totaled $142.3 million compared to $164.6 million in the same period in 2014. The decline in realized gold price and fewer ounces sold resulted in the decrease in revenue for both the three and six months period ended June 30, 2015 compared to the same periods in 2014.

•
Cost of sales excluding depreciation and amortization in the second quarter of 2015 totaled $78.7 million compared to $78.4 million in the same period in 2014. The slight increase of cost of sales excluding depreciation and amortization was resulted from the $13.0 million severance charge recognized in the second quarter in anticipation of the planned suspension of the Bogoso refractory operation in the third quarter of 2015 and a $0.9 million reduction in usage of inventory, offset by $12.6 million reduction in mine operating expenses compared to the same period in 2014. For the six months ended June 30, 2015, cost of sales excluding depreciation and amortization totaled $150.9 million compared to $162.7 million in the same period in 2014 as the lower mine operating expenses for the first half of 2015 were offset by the $13.8 million severance charges recognized in the period.

•
Depreciation and amortization expense totaled $13.2 million in the second quarter of 2015 compared to $5.2 million in the same period in 2014. For the six months ended June 30, 2015, depreciation and amortization expense increased to $24.8 million from $11.8 million in the same period in 2014. The increase in depreciation and amortization expense for both the three and six months period ended June 30, 2015 reflects the decrease in recoverable ounces at the Bogoso operation offset slightly by the lower production at Wassa.

•
General and administrative costs totaled $4.8 million in the second quarter of 2015, compared to $4.1 million in the same period in 2014. The 12% increase in head office costs compared to the same period in 2014 were mainly due to an increase in professional fees as a result of legal and consulting fees incurred with respect to the Royal Gold financing arrangement. For the six months ended June 30, 2015, general and administrative costs totaled $8.5 million compared to $9.8 million in the same period in 2014 mainly due to the higher legal fees incurred during the first half of 2014.

•
The Company recorded a non-cash fair value loss of $1.3 million on the 5% Convertible Debentures in the second quarter of 2015 compared to a non-cash fair value gain of $2.4 million in the same period in 2014. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The higher non-cash fair value loss in the second quarter of 2015 was a result of an decrease in the the risk profile of the 5% Convertible Debentures. For the six months ended June 30, 2015, the Company recorded a non-cash fair value loss of $5.0 million on the 5% Convertible Debentures compared to a non-cash fair value loss of $7.8 million in the same period in 2014.

•
An impairment charge of $34.4 million was recorded for the second quarter of 2015. No impairment charge was recorded in the same period of 2014. The impairment charge for the three and six months ended June 30, 2015 is related to the soon-to-be suspended Bogoso refractory operation and was comprised of $8.7 million of mining interests, $12.9 million on materials and supplies inventory and $12.8 million refractory ore inventory.

•
Net loss attributable to Golden Star shareholders for the second quarter of 2015 totaled $61.5 million or $0.24 loss per share, compared with a net loss of $5.2 million or $0.02 loss per share for the same period in 2014. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $16.0 million in the second quarter of 2015, compared to $7.5 million for the same period in 2014. For the six months ended June 30, 2015, net loss attributable to Golden Star shareholders totaled $74.6 million compared to $27.5 million for the same period in 2014. Adjusted net loss was $37.7 million and $19.7 million respectively for the six months ended June 30, 2015 and 2014. Net loss and adjusted net loss for the three and six months ended June 30, 2015 were higher than the same periods in 2014 mainly due to lower revenues during those periods compared to 2014.

•
Cash used in operations before working capital changes was $8.7 million for the second quarter of 2015, compared to $3.8 million in the same period in 2014. Cash used in operations increased in the second quarter of 2015 compared to the same period in 2014 due to lower production and realized gold price resulting in lower mine operating margins at Wassa and Bogoso. For the six months ended June 30, 2015, cash used in operations before working capital changes was $10.1 million, consistent to the $10.0 million for the same period in 2014.

•
Capital expenditures for the second quarter of 2015 totaled $12.8 million compared to $6.3 million in the same period in 2014. The major capital expenditures in the second quarter of 2015 at Wassa included $3.4 million on expenditures relating to the development of the Wassa Underground Mine and $2.8 million on the expansion of the tailings storage facility and improvements to the processing plant. Capital expenditures at Bogoso during the second quarter of 2015 included $5.5 million on the Prestea Mine. For the six months ended June 30, 2015, capital expenditures totaled $25.5 million compared to $18.5 million incurred in the same period of 2014. The major capital expenditures in the first half of 2015 at Wassa included $9.4 million on expenditures relating to the development of the Wassa Underground and $5.9 million on improvements to the tailings storage facility and the processing plant. Capital expenditures at Bogoso during the first half of 2015 included $7.6 million on the development of the Prestea Mine.

OUTLOOK FOR 2015
Production and cost guidance for 2015 for the Company's operations are now expected to be the following:

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	110 - 115	850 - 990	$41
Bogoso	95 - 100	1,065 - 1,150	31
Consolidated	205 - 215	955 - 1,050	$72
The gold production and cash operating costs per ounce for Wassa remain within the original guidance provided earlier in 2015.
Production in the first half of 2015 was lower than anticipated due to power restrictions and mechanical issues in the processing plant which reduced throughput as well as a slip in the pit wall in the Chujah pit which reduced ore tonnes mined and limited access to higher grade ore sections of the pit. The production forecast for Bogoso is revised to 95,000 - 100,000 ounces for 2015 due to performance of the refractory operation in the first half of 2015 and the anticipated early suspension of the refractory operation. The Company expects that the lost production from the refractory operation may be partially offset with production from Prestea South in the second half of 2015. As a result, the Company expects cash operating costs per ounce of Bogoso to be approximately $1,065 - $1,150 for the remainder of 2015.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased marginally from $1,187 per ounce at the end of the first quarter of 2015 to $1,171 per ounce at the end of the second quarter of 2015. The Company realized an average gold price of $1,193 per ounce for gold sales during the second quarter of 2015, 7% lower than the average realized gold price of $1,289 per ounce for the same prior year quarter due to the decline in average spot price of gold. The spot gold price on July 29, 2015 was $1,095 per ounce.
$130 million gold stream agreement and $20 million loan
On July 28, 2015, the Company successfully closed the $150 million streaming and loan financing with Royal Gold, Inc. (“RGI”) and its wholly-owned subsidiary RGLD Gold AG (“RGLD”) that was previously announced on May 7, 2015. The $150 million transaction consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI. Golden Star has received the $20 million from RGI in a term loan and will receive initial upfront payment of $40 million from RGLD in relation to the stream. The initial upfront payment was reduced from $55 million to $40 million in conjunction with the Company’s draw down of $15 million on its existing $25 million Ecobank loan II in advance of the conclusion of the financing. The full amount of the stream transaction remains $130 million and the effective date remains April 1, 2015. Golden Star is in the process of retiring $38 million on its Ecobank loan I, this being the full amount outstanding, with funds received from RGI and RGLD.
$15 million draw down on Ecobank loan II
During the three months ended June 30, 2015, the Company drew down $15.0 million of the $25 million Ecobank loan II. The Ecobank loan II has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa’s existing plant, machinery and equipment. The interest rate on the loan is three-month LIBOR plus 11% per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has until the third quarter of 2015 to make further drawndowns on the remaining $10 million available from the loan.
Bogoso refractory operation
The Company plans to suspend the Bogoso refractory operation and place it on care and maintenance in the third quarter of 2015. This is in keeping with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores. However due to lower than expected grade and pitwall slippages, the Company decided to suspend the refractory operation sooner than originally anticipated. During the second quarter of 2015, impairment charges of $34.4 million and a severance charge of $13.0 million were recorded in anticipation of the suspension of the refractory operation in the third quarter of 2015. Mining property related impairment charges totaled $8.7 million, which comprised of $4.2 million relating to mine property, and $4.5 million relating to plant and equipment. These impairment charges represent the excess of carrying values over the recoverable amounts of the Bogoso refractory assets. An additional $12.9 million of material and supplies inventory and $13 million of ore inventory at the Bogoso refractory operation were also written down.
Power restrictions in Ghana
Since December 2014, the Volta River Authority ("VRA"), the Ghana government's subsidiary which controls Ghanaian power supply, has rationed electric power to all power users in Ghana, including the mining sector. Ghana's major power generating source, the Akosombo Hydroelectric Power Station on the Volta river has cut back its power output over the past several months due to historical low water levels in the Akosombo reservoir which feeds the Akosombo power plant. Rainfall over the last several months has not been sufficient to restore the reservoir water levels to a point that would allow continuous unrestricted operations. Additionally, the thermal power plants are running significantly below capacity causing a further power shortfall of almost 300 megawatts in Ghana.
Ghana has implemented both short and long-term remediation plans to bring the power supply back to capacity. These projects include increasing the gas supply, construction of power barges, construction of a power plant and pursuing solar, wind, liquefied natural gas and oil projects.
In light of the power supply deficit in Ghana, the Company supported the Ghanaian Ministry of Power's load shedding plan introduced in December 2014. The reduction in power usage was achieved by a combination of limiting activities at the Prestea underground mine and operating our stand-by diesel generating capacity. By taking these actions, the Company was able to continue operations at Wassa and Bogoso but the high cost of diesel for our generators has contributed to higher operating costs.
DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
Drilling below the Wassa Main pit since late 2011 was successful in increasing the Wassa Mineral Resource. In March 2015 the results of a Feasibility Study on the economic viability of an underground mine operating in conjunction with the existing open pit mine were announced and the decision to progress with the construction of the underground mine was affirmed. The primary access to the underground mine will be a decline from the bottom of the Wassa Main pit. The activities related to the development of an exploration decline progressed well during the second quarter of 2015. Should the bulk sampling from this exploration decline deliver favourable results then the decline will be expanded for full operational usage. The following is a summary of the major advances:

•	Mining equipment has arrived on site;

•	The installation of the electrical infrastructure, including 4MVA genset capacity, is progressing well

•	The first blast for the development of the decline took place in July 2015 and development of the decline is ongoing; and

•	The construction of support infrastructure is progressing well.
It is anticipated that that stoping will commence late in the first quarter of 2016.
Bogoso
Prestea Mine
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently on care and maintenance.  A number of high grade surface deposits exist to the south of underground mine that have historically been exploited by artisanal miners.

The surface deposits are host to approximately 122,000 ounces of non-refractory Mineral Reserves at an average grade of 2.24 g/t Au. The environmental permit required to mine the surface deposits was issued by the Environmental Protection Agency in June 2015 after Golden Star undertook extensive environmental and community impact assessments and local community consultations. Mining of these surface operations began early in the third quarter and 20,000 - 30,000 ounces of gold are expected to be produced in 2015.
The preliminary economic assessment ("PEA") on the development of the Prestea underground mine was completed and published on SEDAR in 2014. The PEA, which is based on development of a non-mechanized mining operation, indicated a post-tax IRR of 72% and net present value of $121 million at a $1,200 per ounce gold price. Cash operating costs of $370 per ounce and All-in sustaining costs of $518 per ounce were estimated over the life of mine. The Company plans to bring the Prestea underground mine into production by 2016 pending receipt of environmental permits and the completion of a feasibility study, which is expected to be finalized during the third quarter of 2015.
During the six months ended June 30, 2015, the Company incurred capital expenditures totaling $8.1 million at the Prestea Mine. The Company expects to incur approximately $20 million on capital at the Prestea Mine for the remainder of 2015.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended June 30,		Six Months Ended June 30,
		2015	2014	2015	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	$29,615	$37,910	$57,727	$82,819

Mine operating expenses	$'000	24,412	28,435	49,231	62,437
Severance charges	$'000	322	925	803	999
Royalties	$'000	1,483	1,897	2,889	4,145
Operating costs (to)/from metals inventory	$'000	(1,621)	(889)	(477)	(1,695)
Inventory net realizable value adjustment	$'000	721	319	1,524	319
Cost of sales excluding depreciation and amortization	$'000	25,317	30,687	53,970	66,205
Depreciation and amortization	$'000	2,841	3,292	6,741	7,165
Mine operating margin/(loss)	$'000	$1,457	$3,931	$(2,984)	$9,449

Capital expenditures	$'000	6,979	2,570	17,405	6,714

WASSA OPERATING RESULTS
Ore mined	t	753,883	722,598	1,314,034	1,372,060
Waste mined	t	2,688,452	2,811,686	5,050,234	7,251,756
Ore processed	t	609,076	660,580	1,239,797	1,364,956
Grade processed	g/t	1.36	1.48	1.28	1.55
Recovery	%	94.1	92.8	93.4	92.8
Gold sales	oz	24,829	29,446	48,023	64,284

Cash operating cost per ounce[1]	$/oz	918	967	1,015	960
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended June 30, 2015 compared to three months ended June 30, 2014
Production
Gold sales were 24,829 ounces for the second quarter of 2015, a 16% decrease from the 29,446 ounces sold during the same period of 2014 due to lower grade and throughput. Production was higher in the same quarter of 2014 as Wassa had ore feed from the higher grade Father Brown pit. Mining at Father Brown was completed in the second quarter of 2014. Production was also affected by lower throughput due to a mechanical failure of the crusher that resulted in a six day interruption of the ore crushing process.
Gold revenues
Gold revenues were $29.6 million for the second quarter of 2015, compared to $37.9 million for the same period in 2014. The decrease was due to a 16% decrease in ounces of gold sold and the decline in the average realized gold price to $1,193 per ounce in the second quarter of 2015, compared to $1,287 per ounce for the same quarter in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa totaled $25.3 million during the second quarter of 2015, $5.4 million lower than the $30.7 million incurred during the same period of 2014. The lower cost of sales is mainly related to the $4.0 million decrease in mine operating expenses as a result of lower mining and lower haulage costs incurred following completion of mining at the Father Brown pit in the second quarter of 2014. Inventory build-up and lower royalty expense also contributed to the lower cost of sales excluding depreciation and amortization for the second quarter of 2014. Royalty expense was lower as a result of lower gold revenue in the second quarter compared to same prior year period.

Depreciation and amortization
Depreciation and amortization for the second quarter of 2015 decreased to $2.8 million from $3.3 million during the same period in 2014. The depreciation and amortization expense in the second quarter of 2015 was impacted by lower production compared to the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the second quarter of 2015 was $918, compared to $967 in the same period in 2014. Wassa's cash operating costs of $22.8 million for the second quarter of 2015 were 20% lower than the $28.5 million incurred during the same period in 2014 due to a decline in mining cost per tonne mined. The lower mining cost per tonne mined is slightly offset by the higher processing cost per tonne. During the second quarter, approximately 30% of the electricity used to power the Wassa processing plant was generated from high cost diesel generators as a result of the load shedding program in Ghana.
Capital expenditures
Capital expenditures for the second quarter of 2015 totaled $7.0 million compared with $2.6 million during the same period in 2014. Sustaining capital expenditures totaled $1.8 million during the three months ended June 30, 2015 compared to $0.1 million incurred the comparable period of 2014. Development capital expenditures totaled $5.2 million during the three months ended June 30, 2015 and $2.5 million in the same period of 2014. Development capital expenditures in the second quarter of 2015 included $3.4 million on expenditures relating to the development of the Wassa Underground Mine and $1.4 million on the improvement of the tailings stoarage facility.

Six Months Ended June 30, 2015 compared to six months ended June 30, 2014
Production
Gold sales were 48,023 ounces for the six months ended June 30, 2015, a 25% decrease from the 64,284 ounces sold during the same period in 2014 due to lower grade and throughput. Production was higher in the period of 2014 as Wassa had ore feed from the higher grade Father Brown pit. Mining at Father Brown was completed in the second quarter of 2014.
Gold revenues
Gold revenues were $57.7 million for the six months ended June 30, 2015, compared to $82.8 million for the same period in 2014. The decrease was due to a 25% decrease in ounces of gold sold and the decline in the average realized gold price to $1,202 per ounce for the six months ended June 30, 2015, compared to $1,288 per ounce for the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa was $54.0 million for the six months ended June 30, 2015, $13.2 million lower than the $66.2 million incurred during the same period in 2014. The lower cost of sales is mainly related to the $13.2 million decrease in mine operating expenses and lower royalty expense. The completion of mining of the Father Brown pit contributed to the lower mine operating expenses for the six months ended June 30, 2015 as lower contract mining, haulage and salary costs were incurred in 2015. Royalty expense was lower as a result of lower gold revenue in the six months ended June 30, 2015 compared to the same period in 2014.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2015 totaled $6.7 million compared to $7.2 million for the same period in 2014. The depreciation and amortization expense for the six months ended June 30, 2015 was impacted by lower production compared to the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the six months ended June 30, 2015 totaled $1,015, up 6% from $960 in 2014. Wassa's cash operating costs of $48.8 million for the six months ended June 30, 2015 were 21% lower than the $61.7 million incurred during the same period in 2014. However, the lower gold production compared to the first half of 2014 offset the lower total cash operating costs, resulting in higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for the six months ended June 30, 2015 were $17.4 million compared with $6.7 million in the same period in 2014. Sustaining capital expenditures were $4.0 million for the six months ended June 30, 2015 compared to $0.9 million in the same period in 2014. Development capital expenditures were $13.4 million for the six months ended June 30, 2015 compared to $5.8 million in 2014. Development capital expenditures in the six months ended June 30, 2015 included $9.4 million on expenditures relating to the development of the Wassa Underground Mine, $2.9 million on the improvement of the tailings storage facility and $1.1 million developmental drilling at Wassa.

BOGOSO OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana and the Prestea Mine. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). The Company plans to suspend the refractory mining operation and place the Bogoso refractory processing plant on care and maintenance in the third quarter of 2015. Bogoso also has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) with capacity of up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Mine that consists of an existing underground mine, neighbouring open pit deposits and associated support facilities.  The underground mine is currently inactive and the open pit operations started in the third quarter of 2015.

		Three Months Ended June 30,		Six Months Ended June 30,
		2015	2014	2015	2014
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$36,181	$41,657	$84,588	$81,752

Mine operating expenses	$'000	35,835	44,442	79,778	93,191
Severance charges	$'000	13,038	168	13,041	276
Royalties	$'000	1,810	2,084	4,232	4,091
Operating costs to/(from) metals inventory	$'000	2,738	1,051	(80)	(1,688)
Inventory net realizable value adjustment	$'000	—	—	—	653
Cost of sales excluding depreciation and amortization	$'000	53,421	47,745	96,971	96,523
Depreciation and amortization	$'000	10,334	1,890	18,019	4,633
Mine operating loss	$'000	$(27,574)	$(7,978)	$(30,402)	$(19,404)

Capital expenditures	$'000	5,775	3,702	8,131	11,770

BOGOSO OPERATING RESULTS
Ore mined refractory	t	427,808	531,295	1,169,800	1,185,598
Ore mined non-refractory	t	—	—	—	—
Total ore mined	t	427,808	531,295	1,169,800	1,185,598
Waste mined	t	664,036	3,408,157	2,103,356	8,332,304
Refractory ore processed	t	513,550	609,705	1,085,356	1,318,027
Refractory ore grade	g/t	2.06	2.10	2.34	1.93
Gold recovery – refractory ore	%	68.1	68.5	69.5	67.6
Non-refractory ore processed	t	380,452	330,602	802,018	735,095
Non-refractory ore grade	g/t	0.87	0.82	0.90	0.89
Gold recovery - non-refractory ore	%	43.7	32.5	42.7	37.5
Gold sold refractory	oz	25,702	28,620	60,291	54,630
Gold sold non-refractory	oz	4,601	3,655	10,063	8,619
Gold sales (total)	oz	30,303	32,275	70,354	63,249

Cash operating cost per ounce [1]	$/oz	1,273	1,415	1,133	1,451
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended June 30, 2015 compared to three months ended June 30, 2014
Production
Bogoso gold sales were 30,303 ounces for the second quarter of 2015 compared to 32,275 ounces during the same period of 2014. Refractory gold sales decreased to 25,702 ounces in the second quarter of 2015 from the 28,620 ounces sold in the same period of 2014 due to lower plant throughput, lower ore grade processed and lower recovery. The lower throughput in the second quarter of 2015 was a result of inconsistent power supply and mechanical failures of the grates and ball mill motor in the plant.
Non-refractory gold sales increased to 4,600 ounces in the second quarter of 2015, up 26% from the 3,655 ounces sold in the same period of 2014. The increase in sales in the non-refractory operation was due to higher throughput, higher recovery and higher grade feed from the tailings reclaim material during this quarter compared to the same period in 2014.
Gold revenues
Gold revenues for the second quarter of 2015 were $36.2 million, down $5.5 million from $41.7 million in the second quarter of 2014. Gold sold totaled 30,303 ounces in the second quarter of 2015, down 6% ounces from 32,275 ounces sold in the same period of 2014. The realized gold price was also down 8%, averaging $1,194 per ounce in the second quarter of 2015, compared with $1,291 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization was $53.4 million for the second quarter of 2015, up 12% from $47.7 million for the same period in 2014. The increase was mainly due to a $13.0 million severance charge recorded in anticipation of the suspension of refractory operation in the third quarter of 2015 offset by a $8.3 million decrease in mining costs as a result of less material mined compared to the same period in 2014.
Depreciation and amortization
Depreciation and amortization expense increased to $10.3 million for the second quarter of 2015 from $1.9 million for the second quarter of 2014. The depreciation and amortization expense in the second quarter of 2015 was impacted by the lower reserve and resource estimates compared to the same period in 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,273 for the second quarter of 2015, compared to $1,451 for the same period in 2014. Cash operating costs for the six months ended June 30, 2015 were $38.6 million, down from $45.7 million during the same period in 2014 due mainly to lower mine operating expenses achieved as a result of lower headcount and less material mined resulting in lower mining costs.
Capital expenditures
Capital expenditures for the second quarter of 2014 were $5.8 million compared to $3.7 million incurred during the same period in 2014 as a result of an increase in development capital expenditures. Development capital expenditures increased to $5.5 million in the second quarter of 2015 compared to $3.5 million in the same period in 2014. Development capital expenditures in the second quarter of 2015 included $5.5 million on the Prestea Mine.
Six Months Ended June 30, 2015 compared to six months ended June 30, 2014
Production
Bogoso gold sales were 70,354 ounces for the six months ended June 30, 2015, up 11% compared to 63,249 ounces for the same period in 2014. Refractory gold sales increased to 60,291 ounces in 2015 from the 54,630 ounces sold in 2014 as a result of higher grade processed and higher recovery achieved during the six months ended June 30, 2015. The Chujah pit pushback was completed in May 2014 which provided access to mine higher grade ore, resulting in higher gold production in the first six months of 2015. Non-refractory gold sales increased to 10,063 ounces in the second quarter of 2015, up 17% from the 8,619 ounces sold in the same period in 2014 as a result of higher throughput, higher ore grade processed and higher recovery achieved during the six months ended June 30, 2015.
Gold revenues
Gold revenues for the six months ended June 30, 2015 were $84.6 million compared to $81.8 million in the same period in 2014. Gold sold totaled 70,354 ounces in the six months ended June 30, 2015, up 11% from 63,249 ounces sold in the same period in 2014. The higher revenue as a result of the increased production was partially offset by a 7% decrease in the realized gold price, averaging $1,202 per ounce in the six months ended June 30, 2015, compared to $1,293 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization was $97.0 million for the six months ended June 30, 2015, up from $96.5 million for the same period in 2014 due mainly to a $13.0 million severance charge recorded in anticipation of the suspension of refractory operation in the third quarter of 2015 and a $1.7 million build up of inventory in the first half of 2014 compared to $0.1 million usage of inventory in the first half of 2015, offset by $13.4 million reduction of mine operating expenses as a result of lower mining costs due to less material mined compared to the same period in 2014.

Depreciation and amortization
Depreciation and amortization expense increased to $18.0 million for the six months ended June 30, 2015, compared to $4.6 million for the same period in 2014. The higher depreciation and amortization expense was a result of higher production in the first half of 2015 compared to the same period in 2014 and the decrease in reserve and resource estimates compared to the same period in 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,133 for the six months ended June 30, 2015, compared to $1,451 for the same period in 2014. Cash operating costs for the six months ended June 30, 2015 were $79.7 million, down from $91.8 million during the same period in 2014 due mainly to lower mine operating expenses achieved as a result of lower headcount and lower strip ratio resulting in lower mining costs at Chujah.
Capital expenditures
Capital expenditures for the six months ended June 30, 2015 were $8.1 million compared to $11.8 million during the same period in 2014 as a result of decrease in development capital expenditures. Development capital expenditures were $7.6 million in the first half of 2015 compared to $10.9 million in the same period in 2014. Development capital expenditures in the six months ended June 30, 2015 included $7.6 million on the Prestea Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Revenues	$65,796	$76,519	$86,586	$77,758	$79,567	$85,004	$96,034	$118,159
Cost of sales excluding depreciation and amortization	78,738	72,203	71,410	70,774	78,432	84,296	88,550	91,294
Net (loss)/income	(68,988)	(15,113)	(53,545)	1,165	(6,708)	(24,353)	(165,304)	4,539
Net income/(loss) attributable to shareholders of Golden Star	(61,503)	(13,127)	(48,155)	2,593	(5,153)	(22,364)	(148,576)	3,507
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.24)	$(0.05)	$(0.19)	$0.01	$(0.02)	$(0.09)	$(0.57)	$0.01

LIQUIDITY AND FINANCIAL CONDITION
The Company held $21.4 million in cash and cash equivalents as of June 30, 2015, down from $39.4 million at December 31, 2014. During the six months ended June 30, 2015, operations provided $2.2 million of cash, investing activities used cash of $26.4 million and financing activities provided cash of $6.3 million.
The working capital deficit increased from $32.0 million at December 31, 2014 to $86.3 million at June 30, 2015 mainly due to decrease in cash and cash equivalents and inventories. Current accounts payable increased slightly, from $123.5 million at December 31, 2014 to $125.0 million at June 30, 2015.
Before working capital changes, operations used $10.1 million of operating cash flow during the six months ended June 30, 2015, compared to $10.0 million used by operations in the same period in 2014.
Working capital changes provided $12.3 million during the first half of 2015, compared to $9.0 million provided by working capital in the same period in 2014. The working capital changes in the first half of 2015 related mainly to a decrease of inventory by $1.3 million, a decrease in accounts receivable by $4.6 million and an increase in accounts payable and accrued liabilities by $6.7 million offset by a decrease in prepaids and other by $0.4 million.
Investing activities used $26.4 million during the first half of 2015, which included $9.5 million on the development of the Wassa Underground Mine, $7.6 million on the development Prestea Mine and $5.9 million on upgrades of the tailing facility and the processing plant.
Financing activities provided a net of $6.3 million cash in the first half of 2015 compared to a net of $4.7 million in the same period in 2014. During the six months ended June 30, 2015, the Company drew down $15.0 million on Ecobank loan II and made total principal repayments of $8.7 million on Ecobank Loan I, equipment loans and capital lease obligations. During the same period in 2014, the Company drew down a total of $10 million under the Ecobank Loan I and made $5.3 million principal repayments of debt.
LIQUIDITY OUTLOOK
On July 29, 2015, the Company successfully closed the $150 million streaming and financing with RGI and its wholly-owned subsidiary RGLD that was announced on May 7, 2015. The $150 million transaction consists of a $130 million stream transaction with RGLD and a further $20 million term loan from RGI. Golden Star has received the $20 million from RGI in a term loan and will receive initial upfront payment of $40 million from RGLD in relation to the stream. The Company expects to receive $90 million of quarterly payments commencing on September 1, 2015, upon satisfaction of development progress of the Wassa and Prestea underground mines.
As of June 30, 2015, the Company had $21.4 million in cash and $10.0 million available for draw down under the Ecobank Loan II. Working capital deficit increased from $32.0 million at December 31, 2014 to $86.3 million at June 30, 2015 mainly due to decrease in cash and cash equivalents and inventories. Current accounts payable increased slightly, from $123.5 million at December 31, 2014 to $125.0 million at June 30, 2015.
As a component of the plan to suspend the Bogoso refractory processing plant, the Company has recognized $13 million of severance charges in the second quarter of 2015 and are in the process of determining any further costs associated with the suspension.
The Company expects that the existing cash balance, available credit from the Ecobank loan II and the proceeds from the streaming agreement with RGLD will be sufficient to fund operations and capital expenditures as required for the development of the Wassa underground and the Prestea mines.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$16,829	$108,450	$31,120	$—	$156,399
Finance leases	1,023	1,984	388	—	3,395
Interest on long term debt	9,005	9,590	1,116	—	19,711
Other long term liabilities[2]	—	15,511	—	—	15,511
Purchase obligations	3,504	—	—	—	3,504
Rehabilitation provisions[3]	2,328	28,016	29,337	29,551	89,232
Total	$32,689	$163,551	$61,961	$29,551	$287,752

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan I and II, the loan from RGI and the equipment financing loans. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	This amount represents the agreement with the electricity provider in Ghana, Volta River Authority, for deferral of payments of certain accounts payable to 2016 and 2017.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in the three months ended June 30, 2015 and 2014 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2,014
Salaries, wages, and other benefits	$634	$599	$1,394	$1,195
Bonus	328	360	656	868
Share-based compensation	398	175	696	751
	$1,360	$1,134	$2,746	$2,814
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Cost of sales excluding depreciation and amortization	$78,738	$78,432	$150,941	$162,728
Severance charges	(13,360)	—	(13,844)	—
Royalties	(3,293)	(3,981)	(7,121)	(8,236)
Metals inventory net realizable value adjustment	(721)	319	(1,524)	972
Cash operating costs	61,364	74,770	128,452	155,464
Royalties	3,293	3,981	7,121	8,236
Metals inventory net realizable value adjustment	721	(319)	1,524	(972)
Accretion of rehabilitation provision	441	437	881	873
General and administrative costs	4,829	4,120	8,461	9,826
Sustaining capital expenditures	1,134	296	3,626	1,325
All-in sustaining costs	$71,782	$83,285	$150,065	$174,752

Ounces sold	55,132	61,721	118,377	127,533
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,113	1,211	1,085	1,219
All-in sustaining cost per ounce	1,302	1,349	1,268	1,370
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended June 30, 2015

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$25,317	$53,421	$78,738
Severance charges	(322)	(13,038)	(13,360)
Royalties	(1,483)	(1,810)	(3,293)
Metals inventory net realizable value adjustment	(721)	—	(721)
Cash operating costs	$22,791	$38,573	$61,364

Ounces sold	24,829	30,303	55,132

Cash operating cost per ounce	$918	$1,273	$1,113

	Three Months Ended June 30, 2014

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$30,687	$47,745	$78,432
Royalties	(1,897)	(2,084)	(3,981)
Metals inventory net realizable value adjustment	(319)	—	(319)
Cash operating costs	$28,471	$45,661	$74,132

Ounces sold	29,446	32,275	61,721

Cash operating cost per ounce	$967	$1,415	$1,201

	Six Months Ended June 30, 2015

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$53,970	$96,971	$150,941
Severance charges	(803)	(13,041)	(13,844)
Royalties	(2,889)	(4,232)	(7,121)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$48,754	$79,698	$128,452

Ounces sold	48,023	70,354	118,377

Cash operating cost per ounce	$1,015	$1,133	$1,085

	Six Months Ended June 30, 2014

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$66,205	$96,523	$162,728
Royalties	(4,145)	(4,091)	(8,236)
Metals inventory net realizable value adjustment	(319)	(653)	(972)
Cash operating costs	$61,741	$91,779	$153,520

Ounces sold	64,284	63,249	127,533

Cash operating cost per ounce	$960	$1,451	$1,204
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net loss attributable to Golden Star shareholders
The table below shows the reconciliation of net loss attributable to Golden Star shareholders to adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net loss attributable to Golden Star shareholders	$(61,503)	$(5,153)	$(74,630)	$(27,517)
Add back:
Loss/(gain) on fair value of 5% Convertible Debentures	1,266	(2,392)	5,002	7,782
Severance charges	13,360	—	13,844	—
Impairment charges	34,396	—	34,396	—
	(12,481)	(7,545)	(34,162)	(19,735)
Adjustments attributable to non-controlling interest	(3,498)	—	(3,547)	—
Adjusted net loss attributable to Golden Star shareholders	$(15,979)	$(7,545)	$(37,709)	$(19,735)

Adjusted net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.06)	$(0.03)	$(0.15)	$(0.08)
Weighted average shares outstanding - basic and diluted (millions)	259.5	259.4	259.5	259.3
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Convertible Debentures, non-cash impairment charges and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of July 29, 2015, there were 259,374,879 common shares of the Company issued and outstanding, 16,246,891 stock options outstanding, 4,031,610 deferred share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the condensed interim consolidated financial statements for the six months ended June 30, 2015.

FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at June 30, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$21,448	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	10,208	Loans and receivables	Foreign exchange/Credit
Trade and other payables	77,249	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	52,848	Fair value through profit and loss	Interest
Ecobank Loan I, net of loan fees	37,205	Amortized cost	Interest
Ecobank Loan II, net of loan fees	14,375	Amortized cost	Interest
Equipment financing facility	5,929	Amortized cost	Interest
Finance leases	3,395	Amortized cost	Interest
Other long term liabilities	13,383	Amortized cost	Interest
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan I and II, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the other long term liabilities has been discounted to reflect its fair value.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and six months ended June 30, 2015, a revaluation loss of $1.3 million and $5.0 million were recorded respectively.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but is not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's increase in accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2014 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2014, is available under the Company's profile on SEDAR at www.sedar.com.